RALLY

Bill of Sale

As of December 16, 2020

This bill of sale (the “Bill of Sale”) records the purchase between RSE Archive, LLC (“Purchaser” or “us”) and Heritage Auctions (“Seller”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”). This Bill of Sale may be modified or amended only with the prior written consent of Purchaser.

Asset:	#BROSGRIMM
Description:	1837 Third Edition Presentation Copy of Grimms' Fairy Tales by the Brothers Grimm inscribed to contributor and friend Malchen Hassenpflug
Total Acquisition Cost:	$ 112,500.00
Consideration: Cash (%) Equity (%) Total	$ 112,500.00 (100%) $ 0 (0%) $ 112,500.00 (100%)